UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 2, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 2, 2016, regarding investor relations.

Istanbul, November 2, 2016

Announcement Regarding Investor Relations

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Following changes have taken place within our Investor Relations Department:
•
Investor Relations and Business Development Director position that had been served in an acting role by Nihat Narin, who has been appointed as the General Manager of Kule Hizmet ve İşletmecilik A.Ş. (Global Tower), has been restructured as Investor Relations and Mergers&Acquisitions Director and Zeynel Korhan Bilek has been appointed to the position effective as of November 1st, 2016.

•
Yeşim Tohma, currently serving as the Investor Relations Manager, took on the Investor Relations Executive position who holds the licenses which are set forth in the Article 11 of Communiqué on Corporate Governance published by the Capital Markets Board of Turkey.  Korhan Bilek and Yeşim Tohma, contact information of whom are stated below, will be assigned as Corporate Governance Committee members.

Zeynel Korhan Bilek, Investor Relations and Mergers&Acquisitions Director
e-mail:korhan.bilek@turkcell.com.tr
Tel: +90 212 313 1888

Yeşim Tohma, Investor Relations Executive
e-mail:yesim.tohma@turkcell.com.tr
Tel: +90 212 313 1888
Capital Market Activities Level 3 License No: 210035
Corporate Governance Rating Specialist License No:702144

Nihat Narin graduated from the Faculty of Economics and Administrative Sciences at Marmara University in 1990 and received his MBA degree from Middlesex University while in the same period conducting diverse research on the U.K. stock exchange. He began his professional life as a Telecom Analyst at Ata Invest. Mr. Narin joined the Turkcell family in 2000 and worked as Senior Specialist at Investor Relations division until 2004. Subsequently, he served as the Director of Internal Audit and Betting Business Development Director. Between 2009 - 2015, Nihat Narin served as Investor Relations & International Media Director. Starting from 2015, he has been working as Investor Relations & Business Development Director.

Zeynel Korhan Bilek graduated from the Faculty of Electrical and Electronic Engineering at Boğaziçi University in 1998 and received his MBA degree from Rochester University in 2000. He began his professional life as an Economics Research Analyst at the Federal Reserve Bank. Subsequently, he served as an Analyst at Akyatırım Menkul Değerler A.Ş. between 2002 and 2004 and Finance Director at Sabancı Holding between 2004 and 2013. He was a Member of the Board of Directors at Carrefoursa between 2011 and 2016. Prior to joining Turkcell, Mr. Bilek had worked as the Assistant General Manager responsible for Finance at Teknosa.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 2, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations and Business Development Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 2, 2016	By:	/s/Ilter Terzioglu
	Name:	Ilter Terzioglu
	Title:	Strategy Executive Vice President